SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

InterMune, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45884X103

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

May 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45884X103		2 of 9 pages

1	Names of Reporting Persons Warburg, Pincus Equity Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,485,209

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,485,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,485,209

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.07%*

14	Type of Reporting Person (See Instructions) PN

* Calculated based on 59,022,626 shares of common stock outstanding on March 31, 2011, as disclosed in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 8, 2011.

CUSIP No. 45884X103		3 of 9 pages

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,485,209

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,485,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,485,209

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.07%*

14	Type of Reporting Person (See Instructions) PN

* Calculated based on 59,022,626 shares of common stock outstanding on March 31, 2011, as disclosed in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 8, 2011.

CUSIP No. 45884X103		4 of 9 pages

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,485,209

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,485,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,485,209

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.07%*

14	Type of Reporting Person (See Instructions) OO

* Calculated based on 59,022,626 shares of common stock outstanding on March 31, 2011, as disclosed in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 8, 2011.

CUSIP No. 45884X103		5 of 9 pages

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,485,209

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,485,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,485,209

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.07%*

14	Type of Reporting Person (See Instructions) OO

* Calculated based on 59,022,626 shares of common stock outstanding on March 31, 2011, as disclosed in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 8, 2011.

CUSIP No. 45884X103		6 of 9 pages

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,485,209

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,485,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,485,209

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.07%*

14	Type of Reporting Person (See Instructions) IN

* Calculated based on 59,022,626 shares of common stock outstanding on March 31, 2011, as disclosed in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 8, 2011.

CUSIP No. 45884X103		7 of 9 pages

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,485,209

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,485,209

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,485,209

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.07%*

14	Type of Reporting Person (See Instructions) IN

* Calculated based on 59,022,626 shares of common stock outstanding on March 31, 2011, as disclosed in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 8, 2011.

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) is being filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of InterMune, Inc., a Delaware corporation (the “Company”), to amend the Schedule 13D filed on December 4, 2003 (the “Original Schedule 13D” and, as amended on February 18, 2004, April 29, 2004, May 5, 2004, May 10, 2004, May 12, 2004, May 14, 2004, May 18, 2004, November 1, 2004, February 16, 2005, March 7, 2005, December 1, 2009, January 20, 2010, January 26, 2010 and by this Amendment No. 14, the “Schedule 13D”).  This Amendment No. 14 is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a limited partnership organized under the laws of Delaware (“WPEP”), Warburg Pincus & Co., a general partnership organized under the laws of New York (“WP”), Warburg Pincus LLC, a limited liability company organized under the laws of New York (“WP LLC”), Warburg Pincus Partners, LLC, a limited liability company organized under the laws of New York (“WPP LLC”), Charles R. Kaye, a United States citizen (“Mr. Kaye”), and Joseph P. Landy, a United States citizen (“Mr. Landy” and together with WP, WP LLC, WPP LLC, WPEP and Mr. Kaye, the “Warburg Pincus Reporting Persons”).  Each of Messrs. Kaye and Landy is a Managing General Partner of WP and a Co-President and Managing Member of WP LLC.  WPEP has two affiliated partnerships: Warburg, Pincus Netherlands Equity Partners I, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP I”), and Warburg, Pincus Netherlands Equity Partners III, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP III”, and together with WPNEP I and WPEP, the “Investors”).  WP, WP LLC and WPEP previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

A representative of the Warburg Pincus Reporting Persons has advised the Company that the Investors are actively considering a sale or other disposition of all or a significant portion of their capital stock holdings in the Company, as early as during the second quarter of 2011.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2011	WARBURG, PINCUS EQUITY PARTNERS, L.P.
		By:	Warburg Pincus Partners, LLC,
its General Partner

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: May 10, 2011	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: May 10, 2011	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: May 10, 2011	WARBURG PINCUS PARTNERS, LLC
		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: May 10, 2011
	By:	/s/ Scott A. Arenare
		Name:	Charles R. Kaye
		By:	Scott A. Arenare, Attorney-in-Fact*

Dated: May 10, 2011
	By:	/s/ Scott A. Arenare
		Name:	Joseph P. Landy
		By:	Scott A. Arenare, Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.